BUTTONSMITH, INC.

SERIES SEED PREFERRED STOCK INVESTMENT AGREEMENT

This Series Seed Preferred Stock Investment Agreement (this "**Agreement**") is dated as of the Agreement Date and is made by and between the Company and the Purchasers.

The parties agree as follows:

1. DEFINITIONS. Capitalized terms used and not otherwise defined in this Agreement or the Exhibits and Schedules thereto have the meanings set forth in Exhibit A.

2. INVESTMENT. Subject to the terms and conditions of this Agreement, including the Agreement Terms set forth in Exhibit B, (i) each Purchaser shall purchase at the applicable Closing and the Company shall sell and issue to each Purchaser at such Closing that number of shares of Series Seed-1 Preferred Stock of the Company ("**Series Seed-1 Preferred Stock**") and Series Seed-2 Preferred Stock of the Company ("**Series Seed-2 Preferred Stock**", and together with the Series Seed-1 Preferred Stock, the "**Series Seed Preferred Stock**") equal to the Amount as set forth on the signature page hereto or applicable joinder agreement, divided by the Purchase Price (subject to any applicable discounts when all or a portion of such Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser), and (ii) each Purchaser and the Company agree to be bound by the obligations set forth in this Agreement and to grant to the other parties hereto the rights set forth in this Agreement. The shares of Series Seed Preferred Stock issued to the Purchasers pursuant to this Agreement shall be referred to in this Agreement as the "**Shares**."

3. ENTIRE AGREEMENT. This Agreement (including the Exhibits and Schedules hereto), together with the Restated Charter, constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

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EXHIBIT A

DEFINITIONS

1. OVERVIEW DEFINITIONS.

"**Agreement Date**" means the execution date of this agreement as it appears on the signature page.

"**Company**" means Buttonsmith, Inc., a Washington corporation.

"**Dispute Resolution Jurisdiction**" means the federal or state courts located in Seattle, Washington.

"**Governing Law**" means the laws of the state of Washington.

"**State of Incorporation**" means Washington.

"**Stock Plan**" means the Company's 2017 Equity Incentive Plan, as amended and restated.

2. OFFERING TERMS DEFINITIONS.

"**Amount**" shall mean the total dollar amount of Purchaser's issue price as set forth on the signature page hereto.

"**Escrow Agent**" shall mean the escrow agent established in coordination with the Wefunder portal.

"**Funding Deadline**" shall mean four weeks after the Grace Period Date.

"**Grace Period Date**" shall mean a date identified by the Company no later than ninety days after the Offering End Date.

"**Maximum Raise Amount**" shall mean $5,000,000.

"**Minimum Investment**" shall mean $100.

"**Offering Deadline**" shall mean April 30th, 2022.

"**Offering End Date**" shall mean the date identified by the Company prior to the Offering Deadline when the Company has satisfied the conditions to close the raise and completes the close with the Wefunder portal.

"**Purchase Price**" means $9.45 per share for Series Seed-1 Preferred Stock and $11.81 per share for Series Seed-2 Preferred Stock (subject to any discounts applicable where all or a portion of such Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser).

"**Target CF Minimum**" shall mean $100,009.35 raised via Regulation CF.

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EXHIBIT B

AGREEMENT TERMS

1. PURCHASE AND SALE OF SERIES SEED PREFERRED STOCK.

1.1 Sale and Issuance of Series Seed Preferred Stock.

1.1.1 The Company shall adopt and file the Company's Second Amended and Restated Articles of Incorporation in substantially the form of Exhibit C attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time) (the "**Restated Charter**") with the Secretary of State of the State of Incorporation on or before the Initial Closing.

1.1.2 Subject to the terms and conditions of this Agreement, each undersigned investor (each, a "**Purchaser**") shall purchase at the applicable Closing and the Company agrees to sell and issue to each Purchaser at such Closing that number of Shares, rounded down to the nearest whole share, equal to the Amount as set forth on the signature page hereto, divided by the Purchase Price.

1.1.3 Payment for the Shares shall be received by the Wefunder portal from each Purchaser by ACH, debit, wire transfer of immediately available funds, or other means approved by the Company, prior to the Closing in the Amount of Purchaser's subscription. However, Purchasers who have completed a subscription request by the Offering End Date will be permitted to increase their subscription Amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscription requests from new Purchasers will be accepted after the Offering End Date. Tendered funds will be promptly sent to Escrow Agent and remain in escrow until the Target CF Minimum is met. In the event that sufficient subscriptions needed to reach the Target CF Minimum has not been met by or before the Grace Period Date, any money tendered by Purchasers in the offering will be promptly returned by the Escrow Agent. However, in the event that sufficient funds needed to reach the Target CF Minimum has not been received by the Escrow Agent by or before the Funding Deadline, any money tendered by Purchasers in the offering will be promptly returned by the Escrow Agent and a Closing may not occur.

1.1.4 Each Purchaser's subscription may be accepted or rejected in whole or in part, at any time prior to a Closing (as hereinafter defined). In addition, only a portion of the number of Securities the Purchaser has subscribed for may be allocated to such Purchaser. The Company will notify Purchaser whether this subscription is accepted (whether in whole or in part) or rejected. If a Purchaser's subscription is rejected, Purchaser's payment (or portion thereof if partially rejected) will be returned to Purchaser without interest and all of Purchaser's obligations hereunder relating to the rejected portion of the subscription shall terminate.

1.2 Closing; Delivery.

1.2.1 The initial purchase and sale of Shares hereunder shall take place remotely via the exchange of documents and signatures at the Closing on which one or more Purchasers execute counterpart signature pages to this Agreement and deliver the Purchase Price to the Company, and Company accepts Purchaser's subscription (which date is referred to herein as the "**Initial Closing**"). The Initial Closing must take place no later than April 30, 2022 ("**Closing Deadline**"). In the case where Purchaser's funds are held in escrow, Company and the Wefunder portal shall jointly deliver an instruction letter to the Escrow Agent notifying the Escrow Agent that all the necessary conditions for an Initial Closing have been met, an Initial Closing has occurred, and the amount of funds that shall be released from escrow representing Purchaser's subscription Amount.

1.2.2 At any time and from time to time immediately following the Initial Closing until the Closing Deadline (the "**Additional Closing Period**"), the Company may, at one or more additional closings (each, an "**Additional Closing**," and together with the Initial Closing, each, a "**Closing**"), without obtaining the signature, consent or permission of any of the Purchasers in the Initial Closing or any prior Additional Closing, offer and sell to other investors (the "**New Purchasers**"), at a per share purchase price equal to the Purchase Price, a dollar amount up to the Maximum Raise Amount under the offering less the number of Shares actually issued and sold by the Company at the Initial Closing and any prior Additional Closings. New Purchasers may include persons or entities who are already Purchasers under this Agreement. The Company and each of the New Purchasers purchasing Shares at each Additional Closing will execute counterpart signature pages to this Agreement and each New Purchaser will, upon delivery by such New Purchaser and acceptance by the Company of such New Purchaser's signature page and delivery of the Purchase Price by such New Purchaser to the Company, become a party to, and bound by, this Agreement to the same extent as if such New Purchaser had been a Purchaser at the Initial Closing and each such New Purchaser shall be deemed to be a Purchaser for all purposes under this Agreement as of the date of the applicable Additional Closing. In the case where Purchaser's funds are held in escrow, Company and the Wefunder portal shall jointly delivery an instruction letter to the Escrow Agent notifying them that all the necessary conditions for an Additional Closing have been met, an Additional Closing has occurred, and the amount of funds that shall be released from escrow representing Purchaser's subscription Amount.

1.2.3 Upon each successful Closing, the Escrow Agent shall release each Purchaser's funds to the Company. Each Purchaser shall have their Shares recorded in digital entry reflected on the books and records of the Company and verified by the Company's transfer agent (if applicable). Upon written instruction by a Purchaser, the Company, or its authorized representative, may record the Shares beneficially owned by the Purchaser on the books and records of the Company in the name of a custodian as designated by the Purchaser.

1.3 Affiliate Purchases. Shares may be purchased by the affiliates of the Company, or by other persons who will receive fees or other compensation or gain dependent upon the success of this offering. Such purchases may be made at any time, and will be counted in determining whether the Target CF Minimum has been met for the Closing of the offering. Purchasers therefore should not expect that the sale of sufficient Shares to reach the specified minimum, or in excess of that minimum, indicates that such sales have been made to Purchasers who have no financial or other interest in the offering, or who otherwise are exercising independent investment discretion.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit D to this Agreement (the "**Disclosure Schedule**"), if any, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the Agreement Date, except as otherwise indicated.

2.1 Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized and validly existing under the laws of the State of Incorporation and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

2.2 Authorization. All corporate action has been taken, or will be taken prior to the applicable Closing, on the part of the Board and shareholders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under this Agreement. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.3 Valid Issuance of Shares. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to filings pursuant to Regulation CF of the Securities Act of 1933, as amended (the "**Securities Act**"), and applicable state securities laws, the offer, sale and issuance of Shares to be issued pursuant to and in conformity with the terms of this Agreement and the issuance of the Common Stock, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Restated Charter, will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Charter, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement, and subject to filings pursuant to the Securities Act and applicable state securities laws, the Common Stock issuable upon conversion of Shares will be issued in compliance with all applicable federal and state securities laws.

2.4 Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing against the Company.

2.5 Compliance with Other Instruments. The Company is not in violation or default (a) of any provisions of the Restated Charter or the Company's bylaws, or (b) of any judgment, order, writ or decree of any court or governmental entity. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3. REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASERS. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows.

3.1 Authorization. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other

laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2 **Purchase Entirely for Own Account**. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, except that Purchaser may designate a custodian to hold legal title of the Shares for their benefit, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the shares of Series Seed Preferred Stock. The Purchaser has not been formed for the specific purpose of acquiring the shares of Series Seed Preferred Stock.

3.3 **Disclosure of Information**. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Shares with the Company's management through the use of a discussion board or otherwise.

3.4 **Restricted Securities**. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, Shares issued through Regulation CF have a one-year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act), after which they become freely transferable, subject to applicable securities laws and as otherwise set forth in this Agreement. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5 **No Public Market**. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 **Legends**. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate so legended; and (c) the following legend:

> "THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF

RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL."

3.7 **Investment Limits**. Unless the Purchaser is an accredited investor, as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act, the following investment limitations apply:

3.7.1 Purchaser's net worth or annual income is less than $107,000, and that the Amount it is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (a) 5% of the lower of its annual income or net worth, or (b) $2,200; or

3.7.2 Both Purchaser's net worth and annual income are equal to or more than $107,000, and that the Amount it is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

3.8 **Exculpation Among Purchasers**. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.9 **Residence**. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser as set forth on the signature page hereto; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser as set forth on the signature page hereto. In the event that the Purchaser is not a resident of the United States, such Purchaser hereby agrees to make such additional representations and warranties relating to such Purchaser's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of any Shares by such Purchaser. In addition, Purchaser will comply with all applicable laws and regulations in effect in any jurisdiction in which the Purchaser purchases or sells the Shares and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Purchaser is subject or in which Purchaser makes such purchases or sales, and Company has no responsibility therefor.

3.10 Required Information. Purchaser acknowledges it has received all the information necessary or appropriate for deciding whether to invest, and Purchaser represents that Purchaser has had an opportunity to ask questions and receive answers from the Company, through the use of a discussion board or otherwise, regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided. Purchaser understands that the Shares are being offered pursuant to a Form C filed with the SEC. A copy of this filing can be obtained from http://wefunder.com/buttonsmith.inc/form_c, and acknowledges that it has received or obtained a copy of such and reviewed it.

3.11 Reliance on Advice. The Purchaser acknowledges that it is not relying on the advice or recommendations of the Company or the Wefunder portal or the affiliates of either, and the Purchaser has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

3.12 Federal or State Agencies. The Purchaser acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

3.13 Voting. When asked to vote or consent in an action or consent of the shareholders of the Company, each Purchaser agrees to vote their shares in accordance with any recommendation of the Board. Each Purchaser hereby appoints Sara Robinson (the "**Lead Investor**") or such other designee of the Lead Investor (such person, together with the Lead Investor, the "**Proxyholder**") as the Purchaser's proxy with respect to the voting of the Purchaser's shares on any matter on which the shareholders may be asked to vote, and the Proxyholder shall vote the Purchaser's shares in accordance with the direction or recommendation of the Company's Board of Directors. Each Purchaser grants a power of attorney to the Proxyholder, and authorizes the Proxyholder with respect to any matters subject to a vote of the Purchaser to vote the Purchaser's shares on their behalf if the Purchaser (a) fails to vote (whether by proxy, in person or by written consent) or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement. In such circumstances, the Proxyholder shall vote all of such holder's Shares (and any securities into which the Shares may convert) in accordance with the direction or recommendation of the Board of Directors of the Company. Each of the proxy and power of attorney granted pursuant to the preceding sentences is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires.

4. COVENANTS OF THE COMPANY.

4.1 Reservation of Common Stock. The Company shall at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Series Seed Preferred Stock, all Common Stock issuable from time to time upon conversion of that number of Shares equal to the Total Shares Authorized for Sale, regardless of whether or not all such shares have been issued at such time.

5. RESTRICTIONS ON TRANSFER; DRAG ALONG.

5.1 Limitations on Disposition. Each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the Shares and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "**Securities**") or any assignee of record of Securities (each such person, a "**Holder**") shall not make any disposition of all or any portion of any Securities unless:

(a) there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b) such Holder, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Sections 5.1(a) and (b), no such registration statement or opinion of counsel will be required: (i) for any transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144, Rule 144A, Section 4(a)(7), Regulation CF, or Regulation A+, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, a corporation, or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company, or shareholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member, or shareholder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will, estate planning purposes, or intestate succession by any Holder to the Holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Purchaser under this Agreement.

5.2 "Market Stand-Off" Agreement. To the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 5.2 will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its shareholders that restricts or prohibits the sale of securities held by the emerging growth company or its shareholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this Section 5.2, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 5.2 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5.3 Drag Along Right. If a Liquidation (as defined in the Restated Charter) is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding (other than those issued or issuable upon conversion of the Shares), and (ii) the Board, then each Shareholder shall vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Shareholder (collectively, the "**Shares**") in favor of, and adopt, such Liquidation and to execute and deliver all related documentation and take such other action in support of the Liquidation as may reasonably be requested by the Company to carry out the terms and provision of this Section 5.3, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 5.3 will not apply to a Liquidation if the other party involved in such Liquidation is an affiliate or shareholder of the Company holding more than 10% of the voting power of the Company. "**Shareholder**" means each Holder and any transferee thereof.

5.4 Exceptions to Drag Along Right. Notwithstanding the foregoing, a Shareholder need not comply with Section 5.3 above in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

(a) any representations and warranties to be made by the Shareholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) the Shareholder holds all right, title and interest in and to the Shares the Shareholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Shareholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Shareholder have been duly executed by the Shareholder and delivered to the acquirer and are enforceable against the Shareholder in accordance with their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Shareholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(b) the Shareholder will not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any shareholder of any identical representations, warranties and covenants provided by all shareholders);

(c) the liability for indemnification, if any, of the Shareholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Shareholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any shareholder of any identical representations, warranties, and covenants provided by all shareholders), and except as required to satisfy the liquidation preference of the Series Seed Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Shareholder in connection with such Proposed Sale;

(d) liability will be limited to the Shareholder's applicable share (determined based on the respective proceeds payable to each Shareholder in connection with the Proposed Sale in accordance with the provisions of the Restated Charter) of a negotiated aggregate indemnification amount that applies equally to all Shareholders but that in no event exceeds the amount of consideration otherwise payable to the Shareholder in connection with the Proposed Sale, except with respect to claims related to fraud by the Shareholder, the liability for which need not be limited as to the Shareholder;

(e) upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of Series Seed Preferred Stock elect otherwise, (ii) each holder of a series of Series Seed Preferred Stock will receive the same amount of consideration per share of such series of Series Seed Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least a majority of the Series Seed Preferred Stock elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Liquidation (assuming for this purpose that the Proposed Sale is a Liquidation) in accordance with the Company's Restated Charter in effect immediately prior to the Proposed Sale.

6. -**COMPANY'S RIGHT OF FIRST REFUSAL**. Before any Shares acquired by pursuant to this Agreement (or any beneficial interest in such Shares) may be sold, transferred, encumbered, or otherwise disposed of in any way (whether by operation of law or otherwise) by a Shareholder, such Shareholder must first offer such Shares or beneficial interest to the Company as follows:

6.1 **Notice of Proposed Transfer**. The Shareholder shall deliver to the Company a written notice stating: (a) the Shareholder's bona fide intention to sell or otherwise transfer the Shares; (b) the name of each proposed transferee; (c) the number of Shares to be transferred to each proposed transferee; (d) the bona fide cash price or other consideration for which the Shareholder proposes to transfer the Shares; and (e) that by delivering the notice, the Shareholder offers all such Shares to the Company pursuant to this section and on the same terms described in the notice.

6.2 **Exercise of Right of First Refusal**. At any time within 30 days after receipt of the Shareholder's notice, the Company may, by giving written notice to the Shareholder, elect to purchase all, but not less than all, of the Shares proposed to be transferred to any one or more of the proposed transferees, at the purchase price determined in accordance with Section 6.3.

6.3 **Purchase Price**. The purchase price for the Shares purchased by the Company under this section shall be the price listed in the Shareholder's notice. If the price listed in the Shareholder's notice includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board in its sole discretion.

6.4 **Payment**. Payment of the purchase price shall be made, at the option of the Company, in cash (by check), by cancellation of all or a portion of any outstanding indebtedness of the

Shareholder Shareholder to the Company, or by any combination thereof within 30 days after receipt by the Company of the Shareholder Shareholder's notice (or at such later date as is called for by such notice).

6.5 Shareholder's Right to Transfer. If all of the Shares proposed in the notice to be transferred to a given proposed transferee are not purchased by the Company as provided in this section, then the Shareholder may sell or otherwise transfer such Shares to that proposed transferee; provided that: (a) the transfer is made only on the terms provided for in the notice, with the exception of the purchase price, which may be either the price listed in the notice or any higher price; (b) such transfer is consummated within 60 days after the date the notice is delivered to the Company; (c) the transfer is effected in accordance with any applicable securities laws, and if requested by the Company, the Shareholder shall have delivered an opinion of counsel acceptable to the Company to that effect; and (d) the proposed transferee agrees in writing to receive and hold the Shares so transferred subject to all of the provisions of this Agreement, including, without limitation to this section, and there shall be no further transfer of such Shares except in accordance with the terms of this section. If any Shares described in a notice are not transferred to the proposed transferee within the period provided above, then before any such Shares may be transferred, a new notice shall be given to the Company, and the Company shall again be offered the right of first refusal described in this section.

6.6 Exceptions for Certain Transfers. Notwithstanding anything to the contrary contained elsewhere in this section, the transfer of any or all of the Shares during the Shareholder's lifetime or on the Shareholder's death by will or intestacy to: (a) the Shareholder's spouse or domestic partner; (b) the Shareholder's lineal descendants or antecedents, siblings, aunts, uncles, nieces and nephews (including adoptive relationships and step relationships), and their spouses or domestic partners; (c) the lineal descendants or antecedents, siblings, cousins, aunts, uncles, nieces and nephews of Shareholder's spouse or domestic partner (including adoptive relationships and step relationships), and their spouses or domestic partners; (d) a trust or other similar estate planning vehicle for the benefit of the Shareholder or any such person; (e) if the Shareholder is an entity, including a partnership, limited liability company, or corporation, such entity may transfer the Shares to (i) a partner of such partnership, a member of such limited liability company, or shareholder of such corporation, (ii) an affiliate or beneficial owner of such partnership, limited liability company or corporation, and (iii) the parties described in clauses (a)–(d) above who are related to such beneficial owners; and (f) for transfer without additional consideration or at no greater than cost by gift, will, for estate planning purposes, or intestate succession by any Shareholder to the Shareholder's spouse or lineal descendants or ancestors or any trust for any of the foregoing, shall be exempt from the provisions of this section; provided that, in each such case, the transferee agrees in writing to receive and hold the Shares so transferred subject to all of the provisions of this Agreement, including, without limitation, to this section, and there shall be no further transfer of such Shares except in accordance with the terms of this section.

6.7 Assignment. The right of the Company to purchase any part of the Shares may be assigned in whole or in part to any person in the Company's sole discretion.

6.8 Termination of Right of First Refusal. The right of first refusal contained in this section shall terminate as to all Shares purchased hereunder upon the earlier of: (a) immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act or (b) the closing date of a Change of Control Event (as defined in the Company's Restated Charter, as amended from time to time) pursuant to which the holders of the outstanding voting securities of the Company receive securities of a class registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

7. GENERAL PROVISIONS.

7.1 **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Shareholder may transfer Shares unless each transferee agrees to be bound by the terms of this Agreement.

7.2 **Governing Law**. This Agreement is governed by the Governing Law, regardless of the laws that might otherwise govern under applicable principles of choice of law.

7.3 **Counterparts; Facsimile or Electronic Signature**. This Agreement may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

7.4 **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections within this set of Agreement Terms shall be deemed to be references to the sections of the set of Agreement Terms contained in Exhibit B to this Agreement, unless otherwise specifically stated herein.

7.5 **Notices**. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address or electronic mail address as set forth on the signature page hereto, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this paragraph.

7.6 **Amendments and Waivers**. Except as otherwise provided for herein, any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchasers holding a majority of the then-outstanding Shares (or Common Stock issued on conversion thereof). Notwithstanding the foregoing, the addition of a party to this Agreement pursuant to a transfer of Shares in accordance with Section 5.1 will not require any further consent. Any amendment or waiver effected in accordance with this section will be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof) and each future holder of all such securities, and the Company.

7.7 **Severability**. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

7.8 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this

Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

7.9 Dispute Resolution. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the Dispute Resolution Jurisdiction for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

7.10 No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (a) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (b) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7.11 Subscription Procedure. All Purchasers will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Grace Period Date.

[*SIGNATURE PAGE FOLLOWS*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Buttonsmith Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

<u>EXHIBIT C</u>

FORM OF RESTATED CHARTER

AMENDED & RESTATED ARTICLES OF INCORPORATION

OF

BUTTONSMITH INC.

Pursuant to RCW 23B.10.060 and 23B.10.070 of the Washington Business Corporation Act (the "***Act***"), the following constitutes the Amended and Restated Articles of Incorporation (the "***Articles***") of Buttonsmith Inc., a Washington corporation (the "***Corporation***").

ARTICLE 1 NAME

The name of this corporation is Buttonsmith Inc.

ARTICLE 2 DURATION

This corporation is organized under the Washington Business Corporation Act and shall have perpetual existence.

ARTICLE 3 PURPOSE AND POWERS

The purpose and powers of this corporation are as follows:

3.1 To engage in any lawful business.

3.2 To engage in any and all activities that, in the judgment of the Board of Directors, may at any time be incidental or conducive to the attainment of the foregoing purpose.

3.3 To exercise any and all powers that a corporation formed under the Act, or any amendment thereto or substitute therefor, is entitled at the time to exercise.

ARTICLE 4 CAPITAL STOCK

4.1 **Authorized Capital.** The corporation shall have authority to issue 30,000,000 shares of stock in the aggregate. Such shares shall be divided into two classes as follows:

(a) 25,000,000 shares of common stock, $0.0001 par value per share.

(b) 5,000,000 shares of preferred stock, $0.0001 par value per share (the "***Preferred Stock***"). The shares of said preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of series, to fix and

determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

Within any limits stated in these Articles or in the resolution of the Board of Directors establishing a series, the Board of Directors, after the issuance of shares of a series, may amend the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series, and the number of shares constituting the decrease shall thereafter constitute authorized but undesignated shares.

The authority herein granted to the Board of Directors to determine the relative rights and preferences of the preferred stock shall be limited to unissued shares, and no power shall exist to alter or change the rights and preferences of any shares that have been issued.

Unless otherwise expressly provided in the designation of the rights and preferences of a series of preferred stock, a distribution in redemption or cancellation of shares of common stock or rights to acquire common stock held by a former employee or consultant of the corporation or any of its affiliates may, notwithstanding RCW 23B.06.400(2)(b), be made without regard to the preferential rights of holders of shares of that series of preferred stock.

4.2 **Common Stock.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

(a) **Dividend Rights.** Subject to the preferential rights granted to any series of Preferred Stock, the holders of record of outstanding shares of Common Stock shall be entitled to receive, when, as and if declared by the Board, out of any funds of the Corporation legally available therefor, such cash and other dividends as may be declared from time to time by the Board.

(b) **Liquidation Rights.** In the event of any Liquidation (as defined in Section 4.3.2(c) below), the holders of issued and outstanding shares of Common Stock shall be entitled to receive ratably, based on the total number of shares of Common Stock held by each, all the assets and funds of the Corporation available for distribution to its shareholders, whether from capital or surplus, subject, however, to any preferential rights granted to any series of Preferred Stock to first receive such assets and funds.

(c) **Voting Rights.** Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held.

4.3 **Preferred Stock – Designation.** 105,820 shares of Preferred Stock shall be designated and known as Series Seed-1 Preferred Stock (the "***Series Seed-1 Preferred Stock***"). 444,516 shares of preferred stock shall be designated and known as Series Seed-2 Preferred Stock ("***Series Seed-2 Preferred Stock***"). "**Series Seed Preferred Stock**" shall mean the Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock. The relative rights, preferences, privileges and restrictions granted to or imposed upon the Common Stock, Series Seed Preferred Stock, and the holders thereof are as follows:

(a) **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 4.3(c).

(b) **Liquidation Preference.** In the event of a Liquidation (as defined in Section 4.3(b)(iii) below), the assets of the Corporation legally available for distribution to its shareholders shall be distributed in accordance with the provisions set forth below.

(i) The holders of each share of Series Seed-1 Preferred Stock and the Series Seed-2 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the assets or surplus funds of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount equal to the greater of either (i) (A) $9.45 per share of such Series Seed-1 Preferred Stock (the "***Series Seed-1 Issue Price***"), and (B) $11.81 per share of such Series Seed-2 Preferred Stock (the "***Series Seed-2 Issue Price***"), as adjusted for any consolidations, combinations, stock distributions, stock dividends, stock splits or similar events ("***Adjustment Events***"), plus all declared and unpaid dividends on the such shares, or (ii) such amount per share as would have been payable had such shares of Series Seed Preferred Stock been converted into Common Stock pursuant to the provisions of these Articles immediately prior to such Liquidation; provided, that if the assets and surplus funds available for distribution among the holders of Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and surplus funds then remaining legally available for distribution shall be distributed ratably among the holders of such shares, in proportion to the preferential amount each such holder is otherwise entitled to receive.

(ii) Upon the completion of the distributions required by Section 4.3(b)(i) above, the assets of the Corporation available for distribution to shareholders will be distributed among the holders of Common Stock pro rata based on the number of shares held by each such holder.

(iii) **Treatment of Mergers, Sales of Assets and Certain Other Transactions.** "***Liquidation***" means any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, and any Change of Control Event (defined below). Any of the following shall constitute a "***Change of Control Event***" unless otherwise agreed in writing by the holders of a majority of the shares of Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock then outstanding (voting together as one voting group): (i) a consolidation, merger, statutory share exchange or similar transaction of the Corporation with or into any other entity or entities, or a sale of stock of the Corporation or any other entity or group of affiliated persons or entities, pursuant to or following which the holders of the voting securities of the Corporation prior to the consolidation, merger, statutory share exchange or similar transaction or stock sale shall own less than fifty percent (50%) of the voting securities of the surviving or continuing entity, or (ii) a sale, transfer, lease, license, conveyance of all or substantially all of the assets of the Corporation to an entity if the holders of voting securities of the Corporation immediately prior to such transaction shall own less than fifty percent (50%) of the voting securities of the acquiring entity); provided,

however, that each holder of Preferred Stock shall have the right to elect the conversion benefits of the provisions of Section 4.3(d) or other applicable conversion provisions in lieu of receiving payment in liquidation, dissolution or winding up of the Corporation pursuant to this section.

(iv) **Distributions Other than in Cash.** Whenever the distribution provided for in this Section 4.3(b) shall be payable in securities or property other than cash, the value of such distribution shall be the fair market value of such securities or other property as determined in good faith by the Board.

(c) **Voting Rights.** Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held.

(i) **General.** Each holder of Series Seed Preferred Stock shall be entitled to vote on all matters submitted to (or required to be submitted to) a vote by shareholders, and shall be entitled to that number of votes equal to the total number of shares of Common Stock into which such holder's shares of Preferred Stock are convertible, at the record date for the determination of shareholders entitled to vote or consent on such matter, or, if no such record date is established, at the date on which notice of the meeting of shareholders at which the vote is to be taken is mailed. Fractional votes will not be permitted, but will be rounded up or down to the nearest whole number with one-half being rounded up based on the aggregate number of shares of Preferred Stock held. Except as otherwise expressly provided herein or by the Act, the holders of shares of Series Seed Preferred Stock and Common Stock shall vote together as a single class on all matters.

(d) **Conversion.** The holders of Preferred Stock shall have conversion rights as follows:

(i) **Right to Convert Shares of Preferred Stock.** Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Issue Price of the Preferred Stock being converted ($9.45 per share for the Series Seed-1 Preferred Stock and $11.81 per share for the Series Seed-2 Preferred Stock), by the then effective Conversion Price (as defined below), determined as hereinafter provided, in effect on the date the certificate is surrendered for conversion (referred to generally herein as the "***Conversion Price***"). The Series Seed-1 Conversion Price in effect on the date of the filing of these Articles is $9.45. The Series Seed-2 Conversion Price in effect on the date of the filing of these Articles is $11.81. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of the certificate or certificates for the shares to be converted, in accordance with Section 4.3(d)(iii) below (or such later date as is permitted under this Section 4.3(d)(i) or under Section 4.3(d)(iii) below). In the event of any contemplated Liquidation of the Corporation, such holders shall be entitled to elect to convert their shares of Preferred Stock into Common Stock contingent on closing of the Liquidation transaction. In the event of such a contingent election to convert, such election to convert shall, subject to compliance with Section 4.3(d)(iii), be deemed to have become effective immediately prior to the closing of the Liquidation transaction.

(ii) **Automatic Conversion.** Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then Conversion Price of the Preferred Stock being converted, effective upon the earlier of (i) the date specified by vote or written consent or agreement of the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock voting together as one voting group; or (ii) immediately upon the closing of the sale of the Corporation's Common Stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended (the "***Securities Act***"), other than a registration relating solely to a transaction under Rule 145 under such Act (or any successor thereto) or to an employee benefit plan of the Corporation.

(iii) **Mechanics of Conversion.** Before any holder of Preferred Stock shall be entitled to convert the same into shares of Common Stock, he, she or it shall surrender the certificate or certificates thereof, duly endorsed, at the office of the Corporation or of any transfer agent for such stock, and shall give written notice to the Corporation at such office that he, she or it elects to convert the same and shall state therein the name or names in which he, she or it wishes the certificate or certificates for shares of Common Stock to be issued; provided, however, that in the event of an automatic conversion pursuant to Section 4.3(d)(ii), the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that if a voluntary conversion pursuant to Section 4.3(d)(1) is made in anticipation of an underwritten offering of securities registered pursuant to the Securities Act, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of the sale of such securities. The Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after delivery of such certificate, or such agreement of indemnification in the case of a lost certificate, issue and deliver at such office to such holder of Preferred Stock a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion hereunder shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the effective date of such conversion as specified in Section 4.3(d)(i) or (ii) above.

(iv) **Adjustments for Stock Dividends and for Combinations of Subdivisions of Common Stock.** In the event that the Corporation at any time or from time to time after the Original Issue Date shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock for no consideration, or shall effect a subdivision of the outstanding shares of Common Stock into a greater

number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Conversion Price in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. In the event that the Corporation shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration, then the Corporation shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.

(v) **Adjustments for Reclassification and Reorganization.** If the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for in Section 4.3(d)(vi) below or a merger or other reorganization), then the Conversion Price as then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock that the holders would have otherwise been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of such shares immediately before such change.

(vi) **Issue Taxes.** The Corporation shall pay any and all issue and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

(vii) **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging its best efforts to obtain the requisite shareholder approval of any necessary amendment to these Articles.

(viii) **Fractional Shares.** No fractional shares shall be issued upon the conversion of any share or shares of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would

result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board).

(e) **Waiver.** Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of holders of at least a majority of the shares of Preferred Stock then outstanding.

4.4 **Issuance of Certificates.** The Board of Directors shall have the authority to issue shares of the capital stock of this corporation and the certificates therefor subject to such transfer restrictions and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws, and to regulate the transfer thereof in such manner as may be calculated to promote such compliance or to further reasonable purpose.

4.5 **No Cumulative Voting.** Shareholders of this corporation shall not have the right to cumulate votes for the election of directors.

4.6 **No Preemptive Rights.** No shareholder of this corporation shall have, solely by reason of being a shareholder, any preemptive or preferential right or subscription right to any stock of this corporation or to any obligations convertible into stock of this corporation, or to any warrant or option for the purchase thereof.

4.7 **Quorum for Meeting of Shareholders.** A quorum shall exist at any meeting of shareholders if a majority of the votes entitled to be cast is represented in person or by proxy. In the case of any meeting of shareholders that is adjourned more than once because of the failure of a quorum to attend, those who attend the third convening of such meeting, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors, provided that the percentage of shares represented at the third convening of such meeting shall not be less than one-third of the shares entitled to vote.

4.8 **Execution of Consent by Less Than Unanimous Consent of Shareholders.** In any matter requiring shareholder action, the shareholders may act by consent of the shareholders holding of record, or otherwise entitled to vote in the aggregate, not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted. Notice shall be given in accordance with the Act. Such notice shall be either (i) by deposit in the U.S. mail, with first-class postage thereon prepaid, correctly addressed to each shareholder entitled thereto at the shareholder's address as it appears on the current record of shareholders of the corporation; or (ii) by personal delivery, courier service, wire or wireless equipment, telegraphic or other facsimile transmission, or any other electronic means which transmits a facsimile of such communication correctly addressed to each shareholder entitled thereto at the shareholder's physical address, electronic mail address, or facsimile number, as it appears on the current record shareholders of the corporation.

4.9 **Reduced Voting Requirements.** The provisions of this Section 4.9 are specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030, 23B.12.020 and 23B.14.020, in accordance with RCW 23B.07.270. In the case of any matter submitted to a vote of the shareholders of this corporation for which the Act requires (unless these Articles provide otherwise) the approval of two-thirds of the votes in each voting group entitled to be cast thereon, the approval of a majority, rather than two-thirds, of the votes in each voting group entitled to be cast on such matter shall be sufficient for such matter to be approved. Without limiting the generality of the foregoing, such matters are intended to include, to the extent not inconsistent with the Act, amendments to these Articles, mergers and share exchanges, sales of assets other than in the ordinary course of business, and dissolution. In addition, except as otherwise provided in these Articles, as amended from time to time, the application of separate voting group rights under RCW 23B.10.040(1)(a), (e) or (f) or 23B.11.035 (or any related section concerning voting group rights as to mergers or share exchanges) is hereby explicitly denied.

4.10 **Contracts with Interested Shareholders.** Subject to the limitations set forth in RCW 23B.19.040 (if applicable), to the extent applicable:

(a) The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its shareholders and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the shareholder's having an interest in the contract or transaction.

4.11 **Ratification by Shareholder Vote.** Subject to the requirements of RCW 23B.08.730 and 23B.19.040, if applicable, any contract, transaction, or act of the corporation or of any director or officer of the corporation that shall be authorized, approved, or ratified by the affirmative vote of a majority of shares represented at a meeting at which a quorum is present shall, insofar as permitted by law, be as valid and as binding as though ratified by every shareholder of the corporation.

ARTICLE 5
DIRECTORS

5.1 **Number of Directors.** Except as may be provided in these articles of incorporation as amended from time to time, the number of directors of the corporation shall be fixed as provided in the Bylaws and may be changed from time to time by amending the Bylaws.

5.2 **Authority of Board of Directors to Amend Bylaws.** Subject to the limitation(s) of RCW 23B.10.210, and subject to the power of the shareholders of the corporation to change or repeal the Bylaws, the Board of Directors is expressly authorized to make, amend, or repeal the Bylaws of the corporation unless the shareholders in amending or repealing a particular bylaw provide expressly that the Board of Directors may not amend or repeal that bylaw.

5.3 **Contracts with Interested Directors.** Subject to the limitations set forth in RCW 23B.08.700 through 23B.08.730:

(a) The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its directors and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the director's having an interest in the contract or transaction.

5.4 **Indemnification of Directors, Officers, Employees and Agents.** The capitalized terms in this Section 5.4 shall have the meanings set forth in RCW 23B.08.500.

(a) The Corporation shall indemnify and hold harmless each individual who is or was serving as a Director or officer of the Corporation or who, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all Liability incurred with respect to any Proceeding to which the individual is or is threatened to be made a Party because of such service, and shall make advances of reasonable Expenses with respect to such Proceeding, to the fullest extent permitted by law, without regard to the limitations in RCW 23B.08.510 through 23B.08.550 or 23B.08.560(2); provided that no such indemnity shall indemnify any Director or officer from or on account of (1) acts or omissions of the Director or officer finally adjudged to be intentional misconduct or a knowing violation of law; (2) conduct of the Director or officer finally adjudged to be in violation of RCW 23B.08.310; or (3) any transaction with respect to which it was finally adjudged that such Director or officer personally received a benefit in money, property, or services to which the Director or officer was not legally entitled.

(b) The Corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the Corporation or, who, while a director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against Liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee, or agent, whether or not the Corporation would have power to indemnify the individual against such Liability under RCW 23B.08.510 or 23B.08.520.

(c) If, after the effective date of this Section 5.4, the Act is amended to authorize further indemnification of Directors or officers, then Directors and officers of the Corporation shall be indemnified to the fullest extent permitted by the Act.

(d) To the extent permitted by law, the rights to indemnification and advance of reasonable Expenses conferred in this Section 5.4 shall not be exclusive of any other right which

any individual may have or hereafter acquire under any statute, provision of the Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise. The right to indemnification conferred in this Section 5.4 shall be a contract right upon which each Director or officer shall be presumed to have relied in determining to serve or to continue to serve as such. Any amendment to or repeal of this Section 5.4 shall not adversely affect any right or protection of a Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment or repeal.

(e) If any provision of this Section 5.4 or any application thereof shall be invalid, unenforceable, or contrary to applicable law, the remainder of this Section 5.4, and the application of such provisions to individuals or circumstances other than those as to which it is held invalid, unenforceable, or contrary to applicable law, shall not be affected thereby.

5.5 **Limitation of Directors' Liability.** To the fullest extent permitted by the Act, as it exists on the date hereof or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director. Any amendment to or repeal of this Section 5.5 shall not adversely affect a director of this corporation with respect to any conduct of such director occurring prior to such amendment or repeal.

ARTICLE 6
OTHER MATTERS

6.1 **Amendments to Articles of Incorporation.** Except as otherwise provided in these Articles, as amended from time to time, the corporation reserves the right to amend, alter, change, or repeal any provisions contained in these Articles in any manner now or hereafter prescribed or permitted by statute. All rights of shareholders of the corporation are subject to this reservation. A shareholder of the corporation does not have a vested property right resulting from any provision of these Articles of Incorporation.

6.2 **Correction of Clerical Errors.** The corporation shall have authority to correct clerical errors in any documents filed with the Secretary of State of Washington, including these Articles or any amendments hereto, without the necessity of special shareholder approval of such corrections.

Executed on 12/23/2021.

By: ______________________
Darcy G. Burner

EXHIBIT D

DISCLOSURE SCHEDULE

This Disclosure Schedule (this "**Disclosure Schedule**") is delivered by the Company in connection with the sale of shares of the Company's Series Seed Preferred Stock on or about the Agreement Date by the Company. This Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in Exhibit B of the Agreement, and the disclosures in any section of this Disclosure Schedule qualify other sections in Exhibit B of the Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections. Where any representation or warranty is limited or qualified by the materiality of the matters to which the representation or warranty are given, the inclusion of any matter in this Disclosure Schedule does not constitute an admission by the Company that such matter is material. Unless otherwise defined herein, any capitalized terms in this Disclosure Schedule have the same meanings assigned to those terms in the Agreement. Nothing in this Disclosure Schedule constitutes an admission of any liability or obligation of the Company to any third party, or an admission against the Company's interests.